SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number 033-24178-A

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_|Form 10-Q
|_| Form N-SAR

         For Period Ended: March 31, 2000

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

    For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                              Mason Hill Holdings, Inc.
Former name if applicable
Address of principal executive office                110 Wall Street
City, state and zip code                             New York, New York 10005

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

               (a) The reasons  described  in  reasonable  detail in Part III of
|X| this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day following the prescribed
|X| due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's  statement or other exhibit required by Rule
|X|       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         As reported in a Form 8-K filing by Mason Hill Holdings, Inc. (the "Company"), dated April 30, 1999, the Company, with the approval of its Board of Directors, elected to replace Civvals, Chartered Accountants as the Company's independent auditors with the accounting firm of Demetrius & Company, L.L.C. The registrant is in the process of preparing and reviewing the financial information of the Company after giving effect to the aforementioned change of independent auditors. The process of transferring and reviewing the information required to be included in the Form 10-K for the relevant fiscal year, as well as the completion of the required audit of the Company's financial information has imposed time constraints that rendered a timely filing of the Form 10-KSB impracticable without undue hardship and expense by the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.


                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification

   Christopher J. Kinsley               (212)                    425-3000
      (Name)                            (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |_|  Yes    |X|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Mason Hill Holdings, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2000                               By: /s/ Christopher J. Kinsley
                                                      --------------------------
                                               Christopher J. Kinsley, President